Stearns Weaver Miller
Weissler Aladeff & Sitterson, P.A.
Miami    ■    Ft. Lauderdale    ■    Tampa
September 14, 2006
Mr. Owen Pinkerton
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0409
     Re: Levitt Corporation Registration Statement on Form S-3; File No. 333-136569
Dear Mr. Pinkerton:
     On behalf of Levitt Corporation (the “Company”) and with regard to the above-referenced filing, we have provided below our responses to the comments of the Staff set forth in your letter to Alan B. Levan, dated August 28, 2006. The numbering of the comments and our responses correspond to the numbering of the comments set forth in your letter.
General
1.	We note that the subordinated investment notes may be renewed by investors upon maturity into investment notes that have the same terms as the initial notes being sold. Please provide your analysis of whether renewal of the notes upon maturity would be deemed to involve the issuance of a new security. If so, please tell us whether you will register the new notes upon renewal or what exemption from registration you will rely upon. Refer to Telephone Interpretation A.24.

We do not believe that an investor’s renewal of the Company’s investment notes upon maturity will constitute the issuance of a new security. In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit indicated that “before changes in the rights of a security holder can qualify as the “purchase” of a new security..., there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” Upon renewal by an investor, the Company’s investment notes will continue to bear interest at the same rate and be payable on the same terms. We also note that the renewal feature is included in the terms of the investment notes and disclosed in the prospectus and will be contemplated by investors at the time of purchase. Accordingly, we do not believe that renewal of the investment notes by the holder will constitute such a significant change in the nature of the investment or in the investment risks as to amount to a new investment and, thereby, the issuance of a new security.
150 West Flagler Street, Suite 2200 ■ Miami, Florida 33130 ■ Phone (305) 789-3200 ■ Fax (305) 789-3395 ■ www.sternsweaver.com

Owen Pinkerton
September 14, 2006

However, even if an investor’s renewal of the investment notes were to constitute the issuance of a new security because of a change in one or more terms of the investment note (such as an increase in the interest rate or otherwise), we believe that such issuance of the new security would be exempt from registration under Section 3(a)(9) of the Securities Act of 1933 (“Section 3(a)(9)”). In Telephone Interpretation A.24, the Staff indicated that although a transaction “may be deemed to involve the issuance of a new security if it represents a fundamental change in the nature of the investment, the issuance of the new security would be exempt under Section 3(a)(9) if all of the conditions of that provision were met.” The exemption under Section 3(a)(9) generally applies to, any security exchange by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. We believe that such exemption applies to an investor’s renewal of the investment notes. The notes issued by the Company upon renewal (i) will not be exchanged pursuant to Title 11 of the United States Code, (ii) will be issued exclusively to the holder of the investment note being renewed/exchanged and currently held by such holder, and (iii) will not involve the payment of any commission or remuneration directly or indirectly for soliciting such exchange. Accordingly, if an investor’s renewal of the investment notes were deemed to constitute the issuance of a new security, we believe that such issuance of the new security would be exempt from registration under Section 3(a)(9).
Undertakings, page II-2
2.	Please revise your undertakings section to include the undertakings required by Items 512(a)(5)(ii) and 512(j) of Regulation S-K.

As requested, we will revise the undertakings section on page II-2 to include the undertakings required by Items 512(a)(5)(ii) and 512(j) of Regulation S-K. This will confirm that such revisions will be reflected in an amendment to Part II of the Company’s Registration Statement on Form S-3.
     We have attempted to address each of the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 789-3500.
     Thank you for your assistance.

Very truly yours,
/s/ Alison W. Miller

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